EXHIBIT 99.2

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES 2009 BUDGET
CALGARY, ALBERTA – NOVEMBER 6, 2008 – FOR IMMEDIATE RELEASE

Commenting on Canadian Natural Resources Limited’s (“Canadian Natural” or the “Company”) 2009 budget, Canadian Natural’s President & Chief Operating Officer, Steve Laut, stated, “The capital budget being implemented in 2009 allows Canadian Natural the flexibility to address the challenges of a lower and more volatile commodity price environment as well as capture the opportunities this environment may present. Our assets are very strong with year over year production growth of 11% in 2009 and exit to entry growth of 17% in 2009. Our four major development projects undertaken in 2008 are either onstream or will be onstream in the first quarter of 2009 meaning that we will have significant production growth - even in the context of a reduced 2009 capital budget. Our high ownership levels and scalable project portfolio mean that we can control our future – we are able to further curtail spending if commodity prices continue to deteriorate or accelerate capital spending during the second half should the economics rebound. As always, we remain committed to operational flexibility and a strong balance sheet.”

John Langille, Vice Chairman further commented, “Our conventional business has been a significant generator of free cash flow over the years. In 2009, all businesses, including the Horizon Project, will generate free cash flow. In addition, we have 92,000 bbl/d protected with US$100/bbl WTI puts which will reduce the impact of any further decline in crude oil prices. Using current strip pricing, we target to have between $6.8 billion to $7.2 billion of cash flow from operations. With a capital spending program of $4.0 billion we are targeting to generate between $2.8 billion and $3.2 billion of free cash flow. The initial use of these funds will be to pay down debt. We are targeting to exit 2009 near the bottom of our target of debt to book capitalization of 35% - 45% and below our target of debt to EBITDA of 1.8x - 2.2x. This provides us with a strong balance sheet to take advantage of opportunities should they arise.”

Canadian Natural’s Chairman, Allan Markin, concluded, “Canadian Natural’s key focus has always been on economic returns and our project portfolio affords the flexibility to allocate our capital to those areas where we can generate the best returns. We have the assets, the people and the balance sheet to excel and to take advantage of the current market volatility, making Canadian Natural an even stronger, more robust company. We believe that our strategy and adhering to our core principles will continue to create value for our shareholders.”

HIGHLIGHTS OF THE 2009 BUDGET

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Equivalent production target of 600,000 to 651,000 boe/d before royalties, representing a midpoint increase of 11% from the midpoint of 2008 revised annual guidance. Entry to exit production is targeted to increase 17% in 2009.

▪

Crude oil and NGLs production target of 386,000 to 426,000 bbl/d before royalties, representing a midpoint increase of 29% from the midpoint of 2008 revised annual guidance. The increase reflects the ramp up of operations at the Horizon Project, Primrose East and Pelican Lake, but is offset by reduced activity in the North Sea.

▪

Natural gas production target of 1,285 to 1,350 mmcf/d before royalties, representing a midpoint decrease of 12% from the midpoint of 2008 revised annual guidance. The decrease reflects a 20% reduction in drilling activity levels year over year, largely as a result of the impact of increased royalties in Alberta commencing January 1, 2009 and to a lesser degree, the impact of low natural gas prices.

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Cash flow from operations targeted at $6.8 billion to $7.2 billion ($12.60 - $13.30 per common share) based upon November 3, 2008 strip pricing with a forecast average West Texas Intermediate crude oil price of US$69.00/bbl, a Western Canadian Select heavy oil differential of 28%, a NYMEX natural gas price of US$7.37/mmbtu and an exchange rate of C$1.00 = US$0.87.

▪	Capital spending in 2009 is budgeted at $4.0 billion, a 47% decrease in capital spending.
▪	Free cash flow (cash flow after capital), is targeted between $2.8 billion and $3.2 billion based on November 3, 2008 strip pricing.
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Canadian conventional crude oil and natural gas capital expenditures of $2.75 billion in 2009, representing a 15% increase in capital spending from 2008 levels. The increase is due to a large crude oil drilling program, continued expansion of the Pelican polymer flood, increasing the focus on our unconventional natural gas plays largely located in British Columbia and a large stratigraphic well program to further delineate our thermal assets.

▪	International conventional crude oil and natural gas capital expenditures are budgeted to be $681 million.
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Canadian Natural has significant capital flexibility in the 2009 capital program allowing the Company to quickly scale back capital spending, or increase capital spending effectively if costs decrease or commodity prices increase.

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In light of the reduced commodity pricing and the continued highly inflationary cost environment in the Fort McMurray region, capital spending at Horizon has been significantly reduced. Tranches 3 and 4 of the expansion of the Horizon Project are being re-profiled and will not be executed until better cost management is attained and the environment returns to a more normalized state.

▪	Continued strong balance sheet management which provides financial flexibility for operating plans.

Production and Financial Guidance

Canadian Natural continues its strategy of maintaining a large portfolio of varied projects, which enables the Company to provide consistent growth in production and high shareholder returns over an extended period of time. Annual budgets are developed, scrutinized throughout the year and changed if necessary in the context of project returns, product pricing expectations, and balance in project risks and time horizons. Canadian Natural maintains a high ownership level and operatorship in its properties and can therefore control the nature, timing and extent of expenditures in each of its project areas.

The budgeted capital expenditures in 2008 and 2009 are as follows:

($ millions)	2008 Forecast	2009 Budget
Conventional crude oil and natural gas
North American natural gas	$620	$880
North American crude oil and NGLs	1,470	1,763
North Sea	325	122
Offshore West Africa	820	559
Property acquisitions, dispositions and midstream	310	109
	$3,545	$3,433

Horizon Oil Sands Project
Phase 1 - Construction	2,772	183
Phase 1 - Operating inventory and capital inventory	112	-
Phase 1 - Commissioning	319	-
Expansion – Tranche 2	374	184
Sustaining capital	-	145
Capitalized interest and other costs	487	62
	4,064	574
	$7,609	$4,007

The above capital expenditure budget incorporates the following levels of drilling activity:

Drilling activity (number of net wells)	2008 Forecast	2009 Budget
Targeting natural gas	269	216
Targeting crude oil	742	838
Stratigraphic test / service wells - conventional	60	302
Stratigraphic test wells - mining	50	195
Total	1,121	1,551

North American Natural Gas

The North American 2009 natural gas drilling program consists of:

Natural gas - (number of net wells)	2008 Forecast	2009 Budget	Change
Type of well
Coal Bed Methane and Shallow	107	59	-45%
Conventional	106	94	-11%
Cardium	15	8	-47%
Deep	39	51	+31%
Foothills	2	4	+100%
Total	269	216	-20%

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In 2009, the Company’s priorities for natural gas drilling are advancing development of the key resource projects and drilling strategic wells in the high impact growth areas while maintaining an efficient, cost effective program.

▪	Key resource projects that the Company will focus on will include, the Montney / Doig shales and the Muskwa shale, located in British Columbia.
▪	Our guidance range for North American natural gas production is 1,260 - 1,320 mmcf/d before royalties, a decrease of 13% from the midpoint of 2008 revised guidance.

North American Conventional Crude Oil and NGLs

The North American 2009 crude oil and NGLs drilling program consists of:

Crude oil - (number of net wells)	2008 Forecast	2009 Budget	Change
Type of well
Conventional heavy	443	485	+9%
Thermal heavy	77	93	+21%
Light	106	145	+37%
Pelican Lake	110	107	-3%
Total	736	830	+13%

▪

At Primrose, the Company has a very active drilling program at Primrose North and Primrose East focusing on the Clearwater cyclic steam reservoir. The Company will continue the development program that began in 2008 at Primrose North, drilling 93 horizontal wells during 2009. Production from this program will begin in late 2009. Primrose East production commenced in 2008 with plans to drill a further 22 horizontal cyclic steam wells in 2009.

▪	As expected, total thermal production is targeted to peak in mid 2009 reflecting Primrose East expected first production cycle.
▪

At Pelican Lake, Canadian Natural is continuing to expand its polymer flooding within the field. Results to date have met or exceeded expectation, which provides the confidence to apply this process to large regions of the pool. This will involve converting many producers to polymer injection wells, which will require a “reservoir fill-up” period of 12 to 18 months prior to seeing a positive crude oil production response from the process. The result is that 2009 targeted production increase at Pelican Lake is tempered while awaiting response from these conversions. In 2009, 108 wells will be drilled at Pelican.

▪	The guidance range for North American conventional crude oil and NGLs production is 242,000 - 260,000 bbl/d before royalties.

International

Crude oil - (number of net wells)	2008 Forecast	2009 Budget	Change
UK North Sea	3.2	0.9	-72%
Offshore West Africa	2.3	7.9	+243%
Total	5.5	8.8	+60%

North Sea

▪	Canadian Natural anticipates drilling approximately 0.9 net platform wells with focus on building drilling and work over inventory for 2010.
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As a result of reduced activity and three major turnarounds, the 2009 guidance range for North Sea crude oil production is 36,000 to 42,000 bbl/d, representing an expected decrease of 14% from midpoint 2008 revised guidance.

Offshore West Africa

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Canadian Natural anticipates spending $80 million in 2009 to complete Phase 2 of the development of the Baobab Field in Côte d’Ivoire. The Company is targeting to have 3 wells back on production by early 2009.

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The Company is budgeted to spend approximately $400 million in 2009 to complete the Olowi project, in Gabon, with production targeting to ramp-up to 20,000 bbl/d, net to Canadian Natural in early 2010.

▪	The 2009 guidance range for Offshore West Africa crude oil production is 28,000 to 35,000 bbl/d before royalties. This represents approximately 13% increase in entry to exit production.

Horizon Oil Sands Project (“Horizon Project”)

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The Horizon Project is targeting production of Synthetic Crude Oil (“SCO”) in late Q4/08. The operations are targeting to reach full capacity of 110,000 bbl/d of SCO on a sustained basis by later in 2009.

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The Company decided in 2007 to implement a plan for the expansion of the Horizon Project involving a four-tranche approach to develop targeted capacity of 232,000 to 250,000 SCO bbl/d by 2013. Tranches 3 and 4 of the expansion are being re-profiled.

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Tranche 1 was largely completed in 2006/07, which involved front-end loading, building coker foundations and the pipe racks for the expansion, and ordering certain long-lead vessels, which are on site.

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Tranche 2 involves procuring additional mining equipment, constructing a third ore preparation plant, constructing additional gas recovery and sulphur trains, and debottlenecking the existing plant. Targeted production gains are between 6,000 and 15,000 SCO bbl/d. A significant portion of Tranche 2 will be moved to 2010, when a more reasonable cost environment is expected.

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Tranche 3 involves additional mining equipment and construction of extraction trains, coker expansions, and CO2 recovery units. This tranche will result in lower operating costs, improved “uptime” and reliability, and targeted production increases of 10,000 to 20,000 SCO bbl/d. Tranche 3 is being re-profiled to spread to capital spending until better cost management is attained and the environment returns to more reasonable levels.

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Tranche 4 involves construction of two additional ore preparation plants, additional froth treatment and extraction facilities, support facilities, a diluent recovery unit, a vacuum recovery unit, and further hydrotreating units. This will take the targeted production to 232,000 to 250,000 SCO bbl/d, lower operating costs, and improve “uptime” and reliability. The decision on Tranche 4 is waiting on the re-profiled process.

▪	The 2009 guidance range for the Horizon Project production is 80,000 to 89,000 SCO bbl/d.

Financial Review

▪	The current worldwide credit events and a corresponding economic pullback creating uncertain commodity demand sets the stage for a conservative capital expenditure program for 2009.
▪	Canadian Natural is committed to maintaining its strong financial position, allowing maximum flexibility in a volatile crude oil and natural gas commodity price environment.
▪

The Company continues to utilize certain risk management tools, including commodity price hedge instruments, to underpin the cash flow from operations to ensure the completion of the capital expenditure budget plans.

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Cash flow from operations provides financial stability and liquidity and is forecasted, on current strip pricing, to be between $6.8 billion to $7.2 billion. This internally generated cash flow from operations is augmented by available unused bank lines of $2.4 billion at September 30, 2008.

▪

In 2009, each of the North American Conventional, Horizon Project, North Sea and Offshore West Africa business segments are expected to be generating significant free cash flow available for Canadian Natural’s capital allocation process.

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Canadian Natural expects to exit 2009 at the lower end of the targeted debt to book capitalization of 35% - 45% and below the targeted debt to EBITDA of 1.8x - 2.2x utilizing the previously discussed strip commodity price assumptions and guidance production levels.

Guidance

Detailed guidance on revised production levels, capital allocation and operating costs can be found on the Company's website at http://www.cnrl.com/investor_info/corporate_guidance/.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could” “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort” “seeks”, “schedule” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved crude oil and natural gas reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates. In addition, these statements are not guarantees of future performance and are subject to certain risks and the reader should not place undue reliance on these forward-looking statements as there can be no assurance that the plans, initiatives or expectations upon which they are based will occur.

The forward-looking statements are based on current expectations, estimates and projections about Canadian Natural Resources Limited (the “Company”) and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained and are subject to known and unknown risks, uncertainties and other factors that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete its capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected difficulties in mining, extracting or upgrading the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and their ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, bitumen, natural gas and liquids not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses. Certain of these factors are discussed in more detail under the heading “Risk Factors”. The Company’s operations have been, and at times in the future may be affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Readers are cautioned that the foregoing list of important factors is not exhaustive. Unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or Management’s estimates or opinions change.

Investor Open House 2008 - Webcast

The members of Canadian Natural’s Management team will be presenting a discussion regarding our 2009 Budget at Canadian Natural’s Investor Open House 2008 commencing at 8:30 a.m. Mountain Time (10:30 a.m. Eastern Time) this discussion can be accessed at www.cnrl.com/investor_info/calendar.html

The day’s presentations on Tuesday, November 11, 2008 will be available on the Company’s website at www.cnrl.com/investor_info/calendar.html beginning at 8:30 a.m. Mountain Time (10:30 a.m. Eastern Time). An audio re-broadcast of the highlights will be available on Wednesday, November 12, 2008.

The webcast is also being distributed over PrecisionIR’s Investor Distribution Network to both institutional and individual investors. Investors can listen to the call through www.vcall.com or by visiting any of the investor sites in PrecisionIR’s Individual Investor Network.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED

2500, 855 - 2nd Street S.W.

Calgary, Alberta

T2P 4J8

ALLAN P. MARKIN
Chairman

JOHN G. LANGILLE
Vice-Chairman
Telephone: (403) 514-7777
Facsimile: (403) 514-7888	STEVE W. LAUT
Email: ir@cnrl.com	President &
Website: www.cnrl.com	Chief Operating Officer

Trading Symbol - CNQ	DOUGLAS A. PROLL
Toronto Stock Exchange	Chief Financial Officer &
New York Stock Exchange	Senior Vice-President, Finance

COREY B. BIEBER
Vice-President,
Finance & Investor Relations